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                                                              Page 1 of 7 Pages



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                           QUESTRON TECHNOLOGY, INC.
                           -------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                    ---------------------------------------
                         (Title of Class of Securities)

                                   748372-208
                                 --------------
                                 (CUSIP Number)

                             Phillip D. Schwiebert
                      c/o Quest Electronic Hardware, Inc.
                               386 Railroad Court
                               Milpitas, CA 95035
                                 (408) 453-1620
            -------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 8, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 SCHEDULE 13D

CUSIP NO. 748372 20 8                                         PAGE 2 OF 7 PAGES

1. NAME OF REPORTING PERSON: Phillip D. Schwiebert
   S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON


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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                     (b) [ ]
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3. SEC USE ONLY
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4. SOURCE OF FUNDS                                                        00
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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]

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6. CITIZENSHIP OR PLACE OF ORGANIZATION                                U.S.A.
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER: 181,150 shares of Common Stock.
       SHARES               (Includes 30,000 shares issuable upon exercise of
     BENEFICIALLY           options held by Mr. Schwiebert to acquire these
      OWNED BY              shares at $3.75 per share and 30,000 shares
        EACH                issuable upon exercise of options held by
      REPORTING             Mr. Schwiebert to acquire these shares at $6.00
       PERSON               per share.)
        WITH            ------------------------------------------------------
                         8. SHARED VOTING POWER:
                        ------------------------------------------------------
                         9. SOLE DISPOSITIVE POWER: 181,150 shares of Common
                            Stock. (Includes 30,000 shares issuable upon
                            exercise of options held by Mr. Schwiebert to
                            acquire these shares at $3.75 per share and 30,000
                            shares issuable upon exercise of options held by
                            Mr. Schwiebert to acquire these shares at $6.00
                            per share.
                        ------------------------------------------------------
                        10. SHARED DISPOSITIVE POWER:
------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                181,150 shares of Common Stock.* Includes 30,000 shares issuable upon exercise of options held by Mr. Schwiebert to acquire these shares at $3.75 per share and 30,000 shares issuable upon exercise of options held by Mr. Schwiebert to acquire these shares at $6.00 per share.)
 ------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]

* Does not include warrants to purchase 250,000 shares at $5.75 per share which become exercisable on March 4, 1998.
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                8.35% of Common Stock, based on 2,110,590 shares of Common
                Stock outstanding at February 12, 1998. See response to
                Item 5 herein.
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14. TYPE OF REPORTING PERSON                                             IN
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                                                              Page 3 of 7 Pages

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to shares of Common Stock (par value $.001 per share) of Questron Technology, Inc., a Delaware corporation (sometimes hereinafter in this Schedule 13D referred to as the "Issuer" or the "Company"), having its principal executive offices at 6400 Congress Avenue, Suite 200A, Boca Raton, Florida 33487.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The disclosure under Item 3 of the Schedule 13D dated April 7, 1995, filed on behalf of Phillip D. Schwiebert is incorporated herein by reference. All amounts reported in this amendment have been adjusted and all amounts previously reported should be adjusted, as necessary, to reflect the one-for-ten reverse split of the Common Stock of the Company which became effective January 2, 1997.

         Pursuant to an Exchange Agreement dated as of November 8, 1996 ("Exchange Agreement"), Mr. Schwiebert agreed to exchange his right to receive warrants to purchase up to 5% of the Common Stock outstanding as of March 31, 1995. Based upon the number of shares of Common Stock outstanding on such date (after giving effect to the exercise of all the outstanding options and warrants), the foregoing represented the right to acquire 132,086 shares of Common Stock at $1.00 per share. Pursuant to the Exchange Agreement, Mr. Schwiebert received the options, warrants and rights described in Item 6.

         Pursuant to the Company's 1996 Stock Option Plan, Mr. Schwiebert was granted options to purchase 30,000 shares at $6.00 per share. The options are exercisable as follows: 10,000 become exercisable as of May 30, 1998; 10,000 become exercisable as of May 30, 1999; and 10,000 become exercisable as of May 30, 2000.

ITEM 4.  PURPOSE OF TRANSACTION.

         The shares of Common Stock of the Company (Questron Technology, Inc.) referenced herein were acquired for investment purposes.

         While the Reporting Person has no present plans or proposals which relate to or would result in the acquisition or disposition by him of securities of the Issuer, the investments in the Issuer by the Reporting Person will be periodically reviewed and at any time the amount of such investments may be increased or decreased. Except as may otherwise be set forth herein, the Reporting Person does not at the present time have any plans or proposals which relate to or would result in:

         (1) The acquisition by him of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (2) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (3) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;



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                                                              Page 4 of 7 Pages

         (4) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (5) Any material change in the present capitalization or dividend policy of the Issuer;

         (6) Any other material change in the Issuer's business or corporate structure;

         (7) Changes in the Issuer's articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (8) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (9) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934; or

         (10) Any action similar to any of those enumerated above.



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b)

         As of the date hereof, Phillip D. Schwiebert is the record and beneficial owner of 181,150 shares of Common Stock (par value $.001 per share) of the Issuer, over which he has sole voting power and sole power to dispose of such shares. This number includes 30,000 shares issuable upon the exercise of options to acquire such shares at $3.75 per share. The options became exercisable as of May 8, 1997, and expire on November 8, 2006. This number also includes options granted under the Company's 1996 Stock Option Plan to purchase 30,000 shares issuable upon the exercise of options to acquire such shares at $6.00 per share. The options are exercisable as follows: 10,000 become exercisable as of May 30, 1998; 10,000 become exercisable as of May 30, 1999; and 10,000 become exercisable as of May 30, 2000. Said 196,136 shares represent 9.04% of the outstanding shares of such Common Stock of the Issuer, based on 2,110,590 shares outstanding at February 12, 1998. The foregoing number does not include Series IV Warrants to purchase 250,000 shares of Common Stock of the Company at $5.75 per share. The Warrants are exercisable as of March 4, 1998, and expire on March 4, 2002.

         (c) Other than the transactions described herein, Phillip D. Schwiebert has not effected any transaction in the securities of the Issuer during the past sixty (60) days.

         (d)  Not applicable.

         (e)  Not applicable.





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                                                              Page 5 of 7 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The disclosure under Item 6 of the Schedule 13D dated April 7, 1995, filed on behalf of Phillip D. Schwiebert is incorporated herein by reference. All amounts reported in this amendment have been adjusted and all amounts previously reported should be adjusted, as necessary, to reflect the one-for-ten reverse split of the Common Stock of the Company which became effective January 2, 1997.


         Mr. Schwiebert and Gulfstream Financial Group, Inc., a shareholder of the Company, entered into an Exchange Agreement dated as of November 8, 1996 (the "Exchange Agreement"), pursuant to which Schwiebert and Gulfstream have agreed to exchange their rights to receive warrants to purchase up to 5% and 10%, respectively, of the Common Stock outstanding as of March 31, 1995. Based upon the number of shares of Common Stock outstanding on such date (after giving effect to the exercise of all of the outstanding options and warrants), the foregoing represented the right of Schwiebert and Gulfstream to acquire up to 132,086 and 264,172 shares of Common Stock, respectively, at $1.00 per share.

         Pursuant to the Exchange Agreement, Mr. Schwiebert received the following in exchange for the rights previously granted under his agreement:

         1) Options to acquire 30,000 shares of Common Stock for a per share exercise price equal to $3.75; and

         2)   Series IV Warrants to acquire 250,000 shares of Common Stock.

         The foregoing options and warrants are discussed in further detail under Item 5 above.

         In addition, Mr. Schwiebert will be entitled to receive options to acquire additional shares of Common Stock at an exercise price equal to the fair market value of the Common Stock at the date of grant if the pre-tax income targets set forth below are met or exceeded in any fiscal year up to and including fiscal year 2001:

         No. of Additional Shares               Pre-tax Income at Least
         ------------------------               -----------------------

                  166,667                             $2,500,000
                  166,667                             $3,500,000
                  166,666                             $4,500,000

         Except as set forth in the immediately preceding paragraphs, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the undersigned and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. None of the shares of Common Stock reported herein as beneficially owned by the undersigned are pledged or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over such securities.





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                                                              Page 6 of 7 Pages


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit
Number     Document
--------   --------
  1 Exchange Agreement dated as of November 8, 1996, by and among the Company, Gulfstream Financial
           Group, Inc. and Phillip D. Schwiebert, incorporated by reference to Exhibit 10.21 to Amendment No. 1 to the Company's Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on February 25, 1997 (File No. 333-18243)

  2        Stock Option Grant Agreement between the Company and
           Phillip D. Schwiebert made as of November 8, 1996, incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission for the year ended December 31, 1996 (File No. 0-13324)

  3        1996 Stock Option Plan, incorporated by reference to
           Exhibit 10.19 to the Company's Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on December 19, 1996 (File No. 333-18243)



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                                                              Page 7 of 7 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: February 16, 1998                        /s/ Phillip D. Schwiebert
                                                -------------------------
                                                Phillip D. Schwiebert



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                                 EXHIBIT INDEX
                                                                      Page
Exhibit                                                              Number
Number                       Document                                Herein
-------                      --------                                ------
  1 Exchange Agreement dated as of November 8, 1996, by and among the Company, Gulfstream Financial
             Group, Inc. and Phillip D. Schwiebert, incorporated by reference to Exhibit 10.21 to Amendment No. 1 to the Company's Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on February 25, 1997 (File No. 333-18243)

  2          Stock Option Grant Agreement between the Company and
             Phillip D. Schwiebert made as of November 8, 1996, incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission for the year ended December 31, 1996 (File No. 0-13324)

  3          1996 Stock Option Plan, incorporated by reference to
             Exhibit 10.19 to the Company's Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on December 19, 1996 (File No. 333-18243)